Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1 November 2004

04046123

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

October 1st, 4th, 6th, 7th, 12th, 13th, 14th, 18th, 18th, 19th, 19th, 20th, 21st, 22nd, 22nd, 25th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

Helen Grantham
Company Secretary & General Counsel

Encs.

11/17

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:5595D
William Hill PLC
01 October 2004

1 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30 September it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 534.55 pence per share. The highest price and lowest price paid for these shares were 535.00 pence and 534.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 403,486,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSWUUAUBUPCGMU

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:6257D
William Hill PLC
04 October 2004

4 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 1 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 531.50 pence per share. The highest price and lowest price paid for these shares were 531.50 pence and 531.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 403,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUUGAUUUPCGMG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:7489D
William Hill PLC
06 October 2004

6 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 532.69 pence per share. The highest price and lowest price paid for these shares were 534.00 pence and 532.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 402,986,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952

William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUGPUUUPCGMA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:8061D
William Hill PLC
07 October 2004

7 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 October it purchased 750,000 of its ordinary shares of 10 pence each at an average price of 529.83 pence per share. The highest price and lowest price paid for these shares were 531.00 pence and 529.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 402,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUUGPUUUPCGMQ

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:9576D
William Hill PLC
12 October 2004

12 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11 October it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 527.50 pence per share. The highest price and lowest price paid for these shares were 527.50 pence and 527.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 402,036,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSGUGPUUUPCGMG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of own shares

RNS Number:0111E
William Hill PLC
13 October 2004

13 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12 October it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 521.60 pence per share. The highest price and lowest price paid for these shares were 524.00 pence and 520.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 401,886,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSGUGMUUUPCGMP

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of own shares

RNS Number:0579E
William Hill PLC
14 October 2004

14 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 October it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 522.89 pence per share. The highest price and lowest price paid for these shares were 524.00 pence and 521.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 401,686,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUGWUUUPCGMW

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1580E
William Hill PLC
18 October 2004

18 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 October it purchased 450,000 of its ordinary shares of 10 pence each at an average price of 521.55 pence per share. The highest price and lowest price paid for these shares were 524.00 pence and 520.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 401,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUGAUUUPCGMA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:1968E
William Hill PLC
18 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(74,862); A/c 1472368 (179,449); A/c 2173520 (267,607);

Bank of New York:
A/c 214074 (32,818); A/c 214075 (1,431,840); A/c 221428 (191,156); A/c 367748 (1,045,317); A/c 392067 (1,469,485); A/c 392177 (109,158)

Barclays Capital Nominees Limited:
(132,261)

Barclays Nominees Monument R97:
(888)

BNP Paribas:
(165,466)

BNY (OCS Nominees Ltd:
A/c 221476 (100,746)

BT Globenet Nominees Ltd:
A/c 501577191 (68,277)

Chase Nominees Ltd:
A/c 16376 (227,370); A/c 16649 (17,742); A/c 16669 (28,475); A/c 18243 (53,878);
A/c 19518 (89,730); A/c 19519 (875,670);
A/c 19520 (1,054,118); A/c 20947 (14,418,532); A/c 21359 (353,349); A/c 25270 (166,430); A/c 25772 (188,604); A/c 27792 (12,695);
A/c 27793 (35,192); A/c 27795 (46,210); A/c 27797 (61,168); A/c 27798 (18,004);
A/c 27799 (138,271); A/c 27800 (175,038)
A/c 27802 (14,218); A/c 28269 (41,448); A/c 28270 (201,348); A/c 28270 (117,711)

CIBC Mellon Global Securities:
(42,809)

Citibank:
A/c 6003111113 (39,587); A/c 6010064440 (30,342); A/c 6010613363 (545,781); A/c 6010640794 (112,603); A/c 6010782807 (96,690);

Deutsche (Bankers Trust):
A/c 501575013 (143,201)

Deutsche Bank London:
A/c 8002041 (6,776); A/c 8003168 (858,698)

HSBC:
A/c 813168 (317,949); A/c 814537 (35,107); A/c 845315 (9,585);

HSBC Nominees:
A/c 824628 (116,089)

Investors Bank and Trust Co:
(102,054); (541,620); (4,967); (11,422); (99,630); (446,891); (38,935); (1,997,584); (1,084,553); (3,500,366); (4,631); (590,358); (570,422);

JP Morgan (BGI Custody):

A/c 16256 (96,446); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (106,738);
A/c 16341 (284,170); A/c 16341 (518,429);
A/c 16344 (161,809); A/c 16345 (273,952); A/c 16400 (4,088,677); A/c 16612 (96,635); A/c 16621 (59,684); A/c 16644 (179,282);
A/c 16901 (46,842); A/c 18409 (221,749); A/c 19198 (5,408); A/c 19514 (44,451);
A/c 27795 (121,127)' A/c 27799 (285,354);
A/c 27803 (13,655); A/c 28166 (1,238,868); A/c 29514 (284,269);

JPM Frankfurt:
A/c 27717 (275,573);

JPMorgan Chase Bank:
(291,404); (28,727); (225,880); (172,748); (166,430); (4,427); (204,751); (64,812); (304,768); (50,832); (20,130); (18,772); (44,230); (11,462); (42,779); (96,446); (204,453); (50,919); (4,428); (2,782); (57,569); (12,866);

Master Trust Bank:
(59,844);

Mellon:
A/c DIRF0100002 (34,337)

Mellon Bank:
ABGFZ872482 (1,289,343); TGGF0003002 (40,941);

Mellon Trust - Boston & SF:
(69,506); (164,240);

Mellon Trust of New England:
(232,856);

Midland Bank (HSBC Bank PLC):
A/c 772823 (771,404)

Mitsubishi Trust International:
(46,405); (2,549);

Northern Trust:
A/c BOT12 (2,200): A/c CVS21 (330,976); A/c LIV02 (313,397); A/c SC006 (136,722); A/c TNF01 (117,796); A/c TRG01 (47,353);
A/c USF06 (84,971); A/c USF12 (652,097);

Northern Trust Bank - BGI SEPA:
(302,954); (206,108); (54,516);

R C Greig Nominees Limited:
A/c BL1 (2,540); A/c CM1 (2,985); GP1 (17,351); A/c SA1 (3,250);

State Street:
(9,428); (6,674); A/c 2RJ2 (59,010); A/c HKNA (8,655); A/c JD12 (199,189); A/c N3B2 (39,234); A/c N3B3 (6,577); A/c N3B6 (203,073);
A/c N3YL (12,857); A/c N3YZ (19,128); A/c NE5W (14,287); A/c VE4J (263,080);

State Street Boston:
(392,996); (36,096);

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (10,491);

Vidacos Nominees Ltd:
A/c 6010830763 (635,616);

Zeban Nominees Limited:
(15,556)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

06 OCTOBER 2004

11. Date company informed

18 OCTOBER 2004

12. Total holding following this notification

52,425,228

13. Total percentage holding of issued class following this notification

13.01%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

18 OCTOBER 2004

END

Stock Exchange Announcement

William Hill PLC - Holding(s) in Company

RNS Number:2110E
William Hill PLC
19 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

Not stated

8. Percentage of issued class

Not stated

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

19 October 2004

12. Total holding following this notification

12,409,414

13. Total percentage holding of issued class following this notification

3.09%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen, Deputy Secretary

Date of notification

19 October 2004

END
HOLGGMMGLLZGDZG

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Director Shareholding

RNS Number:2438E
William Hill PLC
19 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

William Hill PLC

2. Name of director

Tom Singer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Own name

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclays Nominee Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please

indicate whether general/single co PEP and if discretionary/non discretionary

Share purchase

7. Number of shares / amount of stock acquired

5000

8. Percentage of issued class

de minimus

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10p each

12. Price per share

500.83p

13. Date of transaction

19 October 2004

14. Date company informed

19 October 2004

15. Total holding following this notification

26009

16. Total percentage holding of issued class following this notification

0.0065%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Helen Grantham (tel. 020 8918 3769)

25. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of Notification

19 October 2004

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

RDSFGMMGVLVGDZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:2481E
William Hill PLC
20 October 2004

20 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 506.12 pence per share. The highest price and lowest price paid for these shares were 513.30 pence and 500.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,986,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSGUGMGUUPCGMB

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3027E
William Hill PLC
21 October 2004

21 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 500.00 pence per share. The highest price and lowest price paid for these shares were 500.00 pence and 500.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,736,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUGPGUUPCGMU

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3597E
William Hill PLC
22 October 2004

22 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 501.00 pence per share. The highest price and lowest price paid for these shares were 501.00 pence and 501.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,486,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSPUGWUUUPCGMG

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:3720E
William Hill PLC
22 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

Ordinary 10p shares

10. Date of transaction

21 October 2004

11. Date company informed

21 October 2004

12. Total holding following this notification

18,643,181

13. Total percentage holding of issued class following this notification

4.65%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen, Deputy Secretary

Date of notification

22 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

HOLFGMZGLZDGDZG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:4041E
William Hill PLC
25 October 2004

25 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 500.85 pence per share. The highest price and lowest price paid for these shares were 501.50 pence and 500.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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